March 7, 2014

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE Washington, D.C. 20549

Re:	Owlhead Minerals Corp.
Registration Statement on Form S-1/A/2
Filed: February 3, 2014
File No. 333-189359

Dear Mr. Reynolds

We have amended the Form S-1/A-2 Registration Statement and have included the changes in this response letter as follows:

General

1. Please update the financial statements and related disclosures, as necessary, in accordance with Rule 8-08 of Regulation S-X in your next amendment. Provide a current consent from your independent accountant as well.

Response to Comment 1:

The financial Statements have been updated and included in the filing.

Additionally, we have updated the Summary Financial Information (Please see Page 6) and the Results of Operations Section (Please see Page 35.)

Plan of Operations, page 29

2. We note your disclosure on page 29 that preliminary exploration work is estimated to cost “$250,000 for Phase I.” In addition, your disclosure on page 31 that your “goal is to raise $250,000 in order to complete Phase I” suggests that you expect Phase I to cost $250,000. However, on page 31 you estimate that the cost of Phase I will be $50,000. Please reconcile your disclosure.

Response to Comment 2:

The disclosure has revised to read as follows: (Please see Page 32.)

The Company will continue to manage its operations and cash resources in a manner consistent with its expectation that it will be able to satisfy cash requirements through fiscal 2014. The main operating costs for the Company include Phase I preliminary exploration work on our claims estimated at $50,000 and working capital estimated at $200,000

Additionally the disclosure has been revised to read as follows: (Please see Page 34.)

Our goal is to raise funds privately early in 2014. The preliminary results of our recent chip and grab sampling together with the revisit to our claims by our geologist Linda Caron resulted in our decision to stake extra claims. This has also encouraged us to expect that when we are able to publish the results of the assays funding will be available. Our goal is to raise a total of $250,000. Of that amount a total of $59,000 will be used to fully complete Phase I of our exploration program. This figure includes the $50,000 previously noted for the work proposed for Phase I and $9.000 to initiate and complete an NI 43-101 geological report on the claims. The $9,000 to be allocated for this report is included in the $200,000 amount to be used for general working capital. There is, however, no guarantee that the Company will be able to raise the funds required.

Directors, Executive Officers, Promoters and Control Persons, page 32

3. Your disclosure indicates that Mr. King resigned from all positions with Alaska Pacific Energy Corporation in December 2011 “so as to concentrate on the development of Owlhead Minerals” but was not appointed as a director of the company until January 1, 2013. Please disclose Mr. King’s position, if any, with the company between December 2011 and January 2013.

Response to Comment 3:

NOTE: I have known Mr. King for approximately 20 years and have worked with him on a variety of projects. In the fall of 2011, I approached Mr. King in order to enlist his assistance with Owlhead Minerals Corp. At the time, he was quite busy and was reluctant to join the Company in any official capacity as he felt that he would be unable to properly fulfill the duties of a Director or Officer. He did, however offer to help the Company in an unofficial capacity and as his time permitted.

The following disclosure has been included in the relevant section. (Please see Page 39.)

In early December 2011, Mr. King was asked to assist the Company in evaluating certain mining claims that had been offered to us. As a resident of British Columbia, Canada, Mr. King was able to visit various locations or meet with owners of prospective mining claims in that province. His familiarity with mining laws in British Columbia was also very helpful. These services, which he performed for the Company were invaluable to us. It should be noted that he performed these services without a contract. Mr. King has worked for and assisted with the development of mining projects in the past and his experience and knowledge, though not formal, helped us avoid wasting valuable time and resources. He also has numerous contacts in the mining industry and it was through these contacts that he was able to introduce the Company to Mr. Al Beaton (P.Eng. Mining), now acting as an Advisory Consultant to the Company. It was also Mr. King who introduced Mr. John Kemp to the Company. Mr. Kemp was the owner of the mining claims which we are in the process of developing. Mr. King visited the claims area and met with Mr. Kemp on several occasions. As soon as he was in a position to devote the time and energy to Owlhead Minerals Corp., we appointed him as a director.

Certain Relationships and Related Transactions, page 37

4. Please include the disclosure required by Item 404 of Regulation S-K for the transaction described in footnote two to the Summary Compensation Table on page 35.

Response to Comment 4

As requested, we have included the disclosure described in footnote two in the Certain Relationships and Related Transactions section as follows: (Please see Page 43).

On January 1, 2013, the Company issued 3,000,000 shares of common stock with a fair value of $300,000 to James King, a director of the Company, of which $36,626 was expensed as consulting fees which reflects the pro-rata share of the services provided to March 31, 2013. The remaining amount of $263,374 was recorded as deferred compensation and will be expensed as consulting fees pro-rata over the term of the agreement which ends on December 31, 2014. The fair value of the shares was determined based on the issuance of shares of common stock at $0.10 per share to various arm’s length parties during the year.

Sincerely,

Geoff Armstrong

518-638-8192

President, Owlhead Minerals Corp.